Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Infinity Pharmaceuticals, Inc. for the registration of $150,000,000 of common stock, preferred stock, debt securities or warrants to be filed on or about December 22, 2006 and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements of Discovery Partners International, Inc., Discovery Partners International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Discovery Partners International, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 20, 2006